SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)



Under the Securities Exchange Act of 1934


VERIZON COMMUNICATIONS INC.
-----------------------------------------------------------

(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------
(Title of Class of Securities)


228227104
-----------------------------------------------------------
(CUSIP Number)


SANTA MONICA PARTNERS, L.P.
1865 Palmer Avenue
Larchmont, NY  10538
914-833-0875
-----------------------------------------------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

N/A
-----------------------------------------------------------
(Date of Event that Requires Filing of This Statement)








(Continued on following pages)
(Page 1 of 7 Pages)

CUSIP No. 936750108                     13D/A
Page 2 of 7 Pages
___________________________________________________________

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

SANTA MONICA PARTNERS, L.P.
13-3100474
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

WC
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
___________________________________________________________

7    SOLE VOTING POWER
NUMBER OF              N/A
SHARES		--------------------------------------
BENEFICIALLY	8    SHARED VOTING POWER
		OWNED BY		     N/A
EACH REPORTING	--------------------------------------
		PERWON WITH		9    SOLE DISPOSITIVE POWER
OWNED BY		     N/A
--------------------------------------
				     10   SHARED DISPOSITIVE POWER
					     N/A
	    _____________________________________________________________

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

N/A (LESS THAN 5%)
	    ______________________________________________________________

CUSIP No. 936750108                     13D/A
Page 3 of 7 Pages


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES 		[_]
___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

PN
__________________________________________________________

1    NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

SMP ASSET MANAGEMENT LLC
___________________________________________________________

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]
(b)  [_]
___________________________________________________________

3    SEC USE ONLY

___________________________________________________________

4    SOURCE OF FUNDS

OO
___________________________________________________________

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]
___________________________________________________________

6    CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
___________________________________________________________

7    SOLE VOTING POWER
NUMBER OF              N/A
SHARES		--------------------------------------
BENEFICIALLY	8    SHARED VOTING POWER
		OWNED BY		     N/A
EACH REPORTING	--------------------------------------
		PERWON WITH		9    SOLE DISPOSITIVE POWER
OWNED BY		     N/A
--------------------------------------
				     10   SHARED DISPOSITIVE POWER
					     N/A
	    _____________________________________________________________

CUSIP No. 936750108                     13D/A
Page 4 of 7 Pages


11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

N/A
	    ______________________________________________________________

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES 		[_]
___________________________________________________________

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

N/A
___________________________________________________________

14   TYPE OF REPORTING PERSON

OO (LLC)
__________________________________________________________

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange
Act of 1934, the beneficial owner of any securities covered by this Statement.

VERIZON COMMUNITCATIONS INC. SCHEDULE 13D


Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock with $1.00 par value (the
"Shares") of Verizon Communications Inc. (the "Issuer").
The principal offices of the Issuer are located at 1095
Avenue of the Americas, New York, New York 10036.


Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica Partners, L.P., a New York limited partnership ("Santa Monica Partners") 1865 Palmer Avenue,
Larchmont, NY 10538.


Item 3.  Source and Amount of Funds or Other Consideration.

N/A


Item 4.  Purpose of Transaction.

On June 21, 2004 Santa Monica Partners wrote a letter to
Mr. Ivan G. Seidenber, Chairman and CEO, of Verizon

CUSIP No. 936750108                     13D/A
Page 5 of 7 Pages


Communications Inc. Given the fact that Verizon is determined to shed some of its assets to raise cash and reduce debt, Santa Monica Partners has made a suggestion on how to easily enable Verizon to obtain at least $2 to $4 billion with the sale of a minuscule asset.


Item 5.  Interest in Securities of the Issuer.

(a) N/A Less than 5% ownership

Item 6. Contracts, Arrangements, Understandings or
Relationships with  Respect to Securities of the Issuer.

None

Item 7.  Material to be filed as Exhibits.

Exhibit 1:
June 21, 2004 letter to Mr. Ivan G. Seidenber, Chairman and CEO, of Verizon Communications Inc.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 30, 2004

SANTA MONICA PARTNERS, L.P.
By: SMP ASSET MANAGEMENT LLC


By: /s/LAWRENCE J.GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President


SMP ASSET MANAGEMENT LLC


By: /s/LAWRENCE J. GOLDSTEIN
----------------------------------------
Lawrence J. Goldstein, President



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations
(see 18 U.S.C. 1001).

CUSIP No. 936750108                     13D/A
Page 6 of 7 Pages


Exhibit 1:

June 21, 2004


Mr. Ivan G. Seidenberg, Chairman/CEO
Verizon Communications Inc.
1095 Avenue of the Americas
New York, NY  10036

Re: Put $4 billion in Verizon's Pocket

Dear Mr. Seidenberg:

I have a suggestion that will enable you to easily obtain at least $2 to $4 billion for Verizon.

Verizon Communications Inc. (Verizon of the East L.P.) is the 85% general and managing partner of the Orange County - Poughkeepsie
Limited Partnership (OCP).

The OCP partnership is arguably one of the fastest growing, most profitable and financially strongest companies, in the world.

In 2003 OCP had Net Income of $121.6 million and revenue of $144.6 million. In the ten years 1993-2003, OCP Net Income recorded a CAGR of 43.6%, and in 2003 achieved an incredible 84% profit margin and a ROE of 215%. The ROE is extraordinary because the balance sheet was vastly over-capitalized. Partners' capital of $49.7 million was 98.6% of total assets of $50.4 million. EBITDA in 2003 was $125 million.

Clearly the OCP business is unique. It is a one of a kind entity.

Given your determination to shed some of Verizon's assets to raise cash and reduce debt, e.g. the sale of the Hawaiian operations to the Carlyle Group and the Canadian phone operations being on the block for a combined $2.7 billion, we would like to suggest you have an extraordinary opportunity with the OCP to raise similar if not greater $billions from the sale of a minuscule asset.

Investors and bankers with whom I have discussed the OCP have suggested that were Verizon to do an IPO of this partnership, it could command a P/E of 40 on an after tax basis. Based on the Q-1 2004 run rate of $147 million of pretax net income, which would equal about $96 million of net income (35% effective tax rate), a 40 multiple would place a valuation on the OCP of $3.8 billion.

Verizon's 85% share would be worth $3.26 billion.

Even were one to assume Verizon had to pay a full corporate tax on all of the $3.26 billion you would end up with $2.1 billion in cash.

CUSIP No. 936750108                     13D/A
Page 7 of 7 Pages


On an EBITDA basis of the Q-1 2004, $149 million run rate, a 12 multiple would value the OCP at $1.8 billion. Verizon's share would amount to $1.5 billion.

If structured properly as a pass through vehicle, nearly all of the partnership's $149 million of EBITDA (less a small amount of capex) could be paid out in dividends.

In the current interest rate environment a 7% yield would be very attractive to investors. Especially so to pension funds, 401Ks, IRAs, and the like. On a 7% earnings yield basis (14.3 multiple) you would have a $2.1 billion offering and Verizon's 85% stake would bring you $1.8 billion in cash.

Incidentally your two 7.5% limited partners in the OCP, FairPoint
Communications and Warwick Valley Telephone Company, would each also undoubtedly be thrilled with their share of this grand and magnificent return on their very nominal investment.

While this may come to you as free advice, and we know that most folks say that such advice is often worth its cost, we think you have a very unusual asset that you today may be able to capitalize on in a very major way.

I share this suggestion with you with the hope that if used and if successful of being recognized with a normal and usual investment banking finders fee payment for the idea and suggestion, which I repeat and we will trust would be payable only in the event of successful deal.

I would appreciate and welcome discussing this further with you,


Warmly,


Lawrence J. Goldstein

LJG/es